September 27, 2001



Robert B. Ginsburg
Alan I. Goldberg
2828 Charter Road
Philadelphia, PA 19154

Gentlemen:

         As set forth in the Marlton Technologies, Inc. (the "Company") Proxy Statement dated September 27, 2001, you are parties to existing Stock Option Agreements with the Company pursuant to which you were granted incentive and non-qualified stock options to purchase 630,021 shares in the case of Mr. Ginsburg, and 596,221 shares in the case of Mr. Goldberg, of Company Common Stock (the "Old Options"). The Company has asked you, and you have each agreed, to cancel all the Old Options immediately prior to consummation of the Investment Transaction, as described in the Company's Proxy Statement dated September 27, 2001.

         In exchange for the cancellation of the Old Options, the Company has agreed to issue new stock options (the "New Options") to you, in each case with respect to the same number of shares as were subject to your respective Old Options. These new stock options will be issued during the thirty-day period commencing six months and a day following the cancellation of the Old Options, with the precise date of issuance determined by the Surviving Company Board. In each case, the exercise price of the New Options will be equal to the closing price of the Surviving Company Common Stock on the new grant date, but in no event less than $0.50. Finally, in each case, the Surviving Company's obligation to issue the New Options is subject to your continued employment by the Surviving Company through the date of the new issuance; provided, however, that if your employment terminates prior to the date of the new issuance due to your death or disability (as determined under the terms of the Company's disability plan), the Surviving Company will nevertheless be obligated to issue the New Options to your heir or representative (in the case of your death) or to you or your guardian (in the case of your disability).

         The New Options will contain the same terms as the August 7, 2000 Option Agreement issued to you, except as follows: (i) the number of shares subject to the New Options and the exercise price payable for those shares will be as above provided, (ii) the vesting schedule will be as set forth in the Old Options, provided that you will be credited with service for vesting purposes for the period between the date of issuance of the Old Options and date of issuance of the New Options (i.e. the New Options will be vested as of the date of grant to the extent that the Old Options would have been vested as of such date, and any portion of the New Options not so vested on the date of grant will in the future vest on the same dates that the respective Old Options would have become vested), (iii) the New Options will be incentive stock options to the maximum extent permitted under Section 422(d) of the Internal Revenue Code, (iv) the New Options will be issued pursuant to the Company's 2001 Equity Incentive Plan (the "Plan"), (v) the exercise price of the New Options will only be adjusted as provided in the Plan (i.e., the New Options will not contain the adjustment provision contained in the second and third sentences of Section 5 of the August 7, 2000 Option Agreement), (vi) the exercise price of the New Options may be paid with shares of the Company Common Stock only if such shares have been owned by you for more than six months, and (vii) the expiration date of the New Options will be determined by the Company's Board of Directors.

         Terms used but not defined herein will have the meanings set forth in the Company's Proxy Statement dated September 27, 2001. This letter contains the entire agreement between the parties and supersedes all prior agreements, written or oral, regarding the treatment of the Old Options and the issuance of New Options.

         Please indicate your agreement by signing below.

Marlton Technologies, Inc.


By:      /s/ Robert Ginsburg
             ---------------
             Robert Ginsburg

Title:       Chief Executive Officer


Agreed:  /s/ Robert B. Ginsburg                 Alan I. Goldberg
             ------------------                 ----------------
             Robert B. Ginsburg                 Alan I. Goldberg